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                                June 13, 2024

       Devin Nunes
       Chief Executive Officer
       Trump Media & Technology Group Corp.
       401 N. Cattlemen Rd., Ste. 200
       Sarasota, Florida 34232

                                                        Re: Trump Media &
Technology Group Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 10, 2024
                                                            Response dated May
28, 2024
                                                            File No. 333-278678

       Dear Devin Nunes:

               We have reviewed your May 28, 2024 response to our comment letter and your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 204 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       If TMTG fails to maintain an effective system of disclosure controls..., page 34

   1. Revisions made in response to prior comment 2 discuss certain consequences if you fail to meet your reporting
obligations, such as the potential impact on the Nasdaq listing status of your common stock.
We also note your statement that    [f]ailure to comply with . . . [the
                                                        Company   s] reporting
obligations with the SEC, could have a material adverse effect on
                                                        [its] reputation, the
price of its securities and its business and results of operations.    Please
                                                        provide additional
detail describing these material adverse effects. As examples only, consider disclosure
related to the risk that investors may not have access to current or timely financial
information or that a failure to meet your reporting obligations may impact your eligibility
to use certain registration statements, such as Form S-3.
 Devin Nunes
Trump Media & Technology Group Corp.
June 13, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

2. We note your disclosure that you have finished the research and development phase of your new live TV streaming platform, have signed agreements to obtain data center services and purchase servers and related equipment for the platform and plan to roll out your streaming content in three phases. Please disclose when you expect to roll out each of these three phases and when you expect to begin generating revenue from the platform.
Change in Registrant's Certifying Accountant, page 147

3. Your filing dated April 15, 2024 included an audit opinion from BF Borgers with a going concern modification for the fiscal years ended December 31, 2023 and 2022. We note from your disclosure on pages F-7 and F-26 that, as of the date of the reissued financial statements, management believes there is not substantial doubt regarding your ability to continue as a going concern when considering, among other matters, the cash proceeds from the Business Combination and the conversion of the Pre-Merger Notes. While we note your successor audit opinion does not have a going concern modification, Item 304 of Regulation S-K requires a registrant to disclose whether the former
auditor   s report
         contained a modification. Revise your statements with respect to your former auditor to
         clarify that the BF Borgers    audit reports included an explanatory
paragraph regarding
         your ability to continue as a going concern. We refer you to Item 304(a)(1)(ii) of
         Regulation S-K and the guidance in Question 111.05 of our Regulation S-K Compliance and Disclosure Interpretations.
General

4. In response to prior comment 4, you disclose that the lock-up provisions affecting approximately 72% of your outstanding common stock may be terminated early or released. Please disclose the circumstances in which the lock-up provisions would be terminated or released early, including the parties that would need to consent to such early termination or release. Also disclose whether there are any plans or agreements, tacit or explicit, regarding the possible early release of the shares subject to lock-up agreements.
5. You disclose in the registration statement that the Second Amended & Restated License,
       Likeness, Exclusivity and Restrictive Covenant Agreement, dated February 2, 2024,
       contemplates channeling    non-political communications and posts     to
the Truth Social
       platform before posting that same social media communication and/or post to any other
       social media platform.    We also note that in June 2024 there were
video posts to other
       social media platforms that appear to be inconsistent with Section 2(a)(2) of the license
FirstName LastNameDevin Nunes
       agreement. Please revise your registration statement to disclose whether the exclusivity
Comapany    NameTrump
       provision          Mediaagreement
                 of the license & Technology     Group
                                            has been    Corp. and any economic
detriment to the
                                                     waived,
       company
June 13,         associated
         2024 Page  2       with the first use of other social media platforms.
FirstName LastName
 Devin Nunes
FirstName  LastNameDevin
Trump Media   & TechnologyNunes
                           Group Corp.
Comapany
June       NameTrump Media & Technology Group Corp.
     13, 2024
June 13,
Page 3 2024 Page 3
FirstName LastName
       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Jon Talcott